August 27, 2020

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Re:	INSU Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-1

Filed August 25, 2020

File No. 333-240205

Ladies and Gentlemen:

On behalf of INSU Acquisition Corp. II, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 27, 2020 relating to Amendment No. 1 to the Registration Statement on Form S-1 of the Company filed with the Commission on August 25, 2020. We are concurrently filing via EDGAR an amended Form S-1 (the “Amended Form S-1”). The changes reflected in the Amended Form S-1 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form S-1 filed August 25, 2020

Exhibit 23.1, page 1

1.	Please have your auditor revise their consent to reference to the date of the audit opinion included in the filing.

The Company acknowledges the Staff’s comment and has revised the disclosure in Exhibit 23.1.

* * * * *

If you have any questions regarding this letter, please contact Mark E. Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ John Butler
John Butler President and Chief Executive Officer INSU Acquisition Corp. II

cc:	Mark E. Rosenstein, Esquire

Ledgewood, PC

Erin E. Martin

U.S. Securities and Exchange Commission

2